Nova Energy, Inc.

2050 Russet Way

Ste. 190

Carson City, NV 89703

775-720-9411 (Phone)

novaenergy@shaw.ca

September 16, 2009

US Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: Lily Dang/ Karl Hiller

Re:      Nova Energy, Inc.

            File 000-27693

Dear Ms. Dang/ Karl Hiller:

Please be advised that since Moore and Associates Chartered (“Moore”) are no longer the auditors for Nova Energy, Inc. we are 1.)  Waiting for the Exhibit 16 letter from Moore , which has been requested and, 2.)  In the process of attempting to secure a new auditor who is registered with the Public Accounting Oversight Board (“PCAOB”).

Should the Commission obligate us to re-state financials for any of the company’s previous filings with the Commission, we will of course do so with a PCAOB qualified auditor.  However, please consider that such a requirement would unfairly penalize the company and impose upon it an additional financial burden.

Sincerely,

/s/ Daymon Bodard

Daymon Bodard,

President of Nova

Energy, Inc.